November 22, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ameen Hamady

Re:	Investindustrial Acquisition Corp. Form 8-K Filed November 22, 2021 File No. 001-39720

Dear Mr. Hamady:

On behalf of our client, Investindustrial Acquisition Corp. (the “Company”), we are writing to respond to the letter, dated November 22, 2021 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced Form 8-K (the “8-K”) filed on November 22, 2021. Concurrently with the submission of this letter, the Registrant has filed Amendment No. 1 to the 8-K (the “Amended 8-K”).

For the Staff’s convenience, the Registrant has reproduced the Staff’s comments made in the Comment Letter below in bold and provided its responses below each comment. Capitalized terms that are in this letter but not defined herein have the meanings assigned to them in the Amended 8-K.

U.S. Securities and Exchange Commission
November 22, 2021 Page 2

Item 4.02 Non-Reliance on Previously Issued Financial Statement and Related Audit Report

1.

Please revise your disclosure to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant’s independent accountant the matters disclosed in the filing pursuant to Item 4.02(a)(3).

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on Item 4.02 of the Amended 8-K.

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U.S. Securities and Exchange Commission
November 22, 2021 Page 3

Any questions or comments with respect to the Amended 8-K may be communicated to the undersigned (email: acicero@investindustrial.com).

Very truly yours,

/s/ Andrea Cicero
Name: Andrea Cicero
Title: Chief Financial Officer

cc:	Christian Nagler

Cedric Van den Borren

(Kirkland & Ellis LLP)